SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              ALPHACOM CORPORATION
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    02078R103
                                 (CUSIP NUMBER)

                               DAVID M. LOEV, ESQ.
                               VANDERKAM & SANDERS
                            440 LOUISIANA, SUITE 475
                              HOUSTON, TEXAS 77002
                                 (713) 547-8900
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 28, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

 IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
    SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]


                The information required in the remainder of this
               cover page shall not be deemed to be filed for the
              purpose of Section 18 of the Securities Exchange Act
                                     of 1934
                 ("Act") or otherwise subject to the liabilities
                     of that section of the Act but shall be
                   subject to all other provisions of the Act.

| 1  | NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       1476848 Ontario Inc.
--------------------------------------------------------------------------------
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *           (a)[ ]
                                                                    (b)[ ]

--------------------------------------------------------------------------------
| 3  | SEC USE ONLY

--------------------------------------------------------------------------------
| 4  | SOURCE OF FUNDS*
       OO
--------------------------------------------------------------------------------
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
--------------------------------------------------------------------------------
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION
       Ontario, Canada
--------------------------------------------------------------------------------
                 | 7 | SOLE VOTING POWER
NUMBER OF               43,290,000
SHARES         -----------------------------------------------------------------
BENEFICIALLY     | 8 | SHARED VOTING POWER
OWNED BY EACH           N/A
REPORTING      -----------------------------------------------------------------
PERSON WITH      | 9 | SOLE DISPOSITIVE POWER
                        43,290,000
--------------------------------------------------------------------------------

|10 |    SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
|  11  |           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  43,290,000
--------------------------------------------------------------------------------
|  12  | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES *                 N/A
--------------------------------------------------------------------------------
|  13  | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  97.5%
--------------------------------------------------------------------------------
|  14  | TYPE OF REPORTING PERSON *
                                  CO
--------------------------------------------------------------------------------

ITEM 1. Security and Issuer.

Schedule 13D relates to the Common Stock of AlphaCom Corporation. The principal executive offices of AlphaCom Corporation are located at 3044 Bloor Street West, Suite 210, Toronto, Ontario M8X 248.

ITEM 2. Identity and Background

(a)-(c) This Statement in Schedule 13D is being filed by 1476848 Ontario Inc. 1476848 Ontario Inc. is a private Ontario corporation whose principal place of business in located at Suite 210, 3044 Bloor Street West, Toronto, Ontario M8X
248. William Alan Montgomery is the President, Secretary, sole director and sole shareholder of 1476848 Ontario Inc.

(d)-(e) During the last five years, Mr. Montgomery: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Montgomery is a resident of Canada and does not have a U.S. Social Security number.

ITEM 3. Source of Amount of Funds or Other Compensation

1476848 Ontario Inc. acquired 43,290,000 shares of Common Stock of AlphaCom Corporation from Lingo Media Inc. pursuant to a Stock Purchase Agreement, dated May 28, 2001, which is attached hereto as Exhibit 1. 1476848 Ontario Inc. acquired the shares of Common Stock of AlphaCom Corporation with the following consideration: (i) $97,402.50 in cash; and (ii) the assumption of liabilities in the amount of $64,551. In addition, a loan in the amount of $29,625 by Lingo Media Inc. was forgiven.

ITEM 4. Purpose of Transaction

1476848 Ontario Inc. acquired the securities of AlphaCom Corporation for investment purposes. Depending on general market and economic conditions affecting AlphaCom Corporation and other relevant factors, 1476848 Ontario Inc. may purchase additional securities of AlphaCom Corporation or dispose of some or all of securities form time to time in open market transactions, private transactions or otherwise.

1476848 Ontario Inc. has entered into a non-binding letter of intent with respect to the sale of its AlphaCom Corporation Common Stock. In the event an agreement is reached, this could result in a material change in AlphaCom Corporation's business or corporate structure or which relate to or would result in:

(a) the acquisition by any person of additional securities of AlphaCom Corporation, or the disposition of securities of AlphaCom Corporation;

(b)  an  extraordinary  transaction,   such  as  a  merger,   reorganization  or
     liquidation, involving AlphaCom Corporation;

(c)  a sale or transfer of material amount of assets of AlphaCom Corporation;

(d) any change in the present board of directors or management of AlphaCom Corporation, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of AlphaCom Corporation;

(f) any other material changes in AlphaCom Corporation's business or corporate structure;

(g)  changes  in  AlphaCom   Corporation's   charter,   bylaws  or   instruments
     corresponding thereto or other actions which may impede the acquisition of control of AlphaCom Corporation by any person;

(h) causing a class of securities of AlphaCom Corporation to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of AlphaCom Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

(a) William Alan Montgomery, as the sole shareholder of 1476848 Ontario Inc. beneficially owns 43,290,000 shares of Common Stock, $0.0001 par value, of AlphaCom Corporation. The shares of Common Stock beneficially owned by Mr. Montgomery constitute approximately 98% of the total number of shares of Common Stock of AlphaCom Corporation, based upon 44,400,000 shares of Common Stock outstanding as of November 20, 2001 (as reported in the Quarterly Report on Form 10-QSB/A filed on November 20, 2001).

(b) Mr. Montgomery has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Montgomery.


(c)  1476848  Ontario Inc. and Mr.  Montgomery  have not,  during the past sixty
     (60) days (or since the most recent filing of an SEC Schedule 13D), been involved in any transaction concerning AlphaCom Corporation's Common Stock.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Montgomery.


(e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

        None

ITEM 7. Material to be Filed as Exhibits.

Exhibit 10.1 Stock  Purchase  Agreement  dated May 28, 2001 between  Lingo Media
             Inc. and 1476848 Ontario Inc.

Exhibit 10.2 Amendment to Stock Purchase Agreement.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2001           By: /s/ William Alan Montgomery
                                     ----------------------------
                                     President and Sole Shareholder
                                     of 1476848 Ontario Inc.